UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______)*
QUEST OIL CORPORATION
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
74836C108
(CUSIP Number)
Mark L. Baum, Esq. 2038 Corte Del Nogal, Suite 110 Carlsbad, CA 92011 760-804-8844
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 28, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74836C108

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Mark L. Baum, Esq.
2.			Check the Appropriate Box if a Member of a Group
(a) (b)
3.			SEC Use Only
4.	Source of Funds	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.		Citizenship or Place of Organization	USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	4,115,000 (see Item 5)
	8.	Shared Voting Power	375,000 (see Item 5)
	9.	Sole Dispositive Power	4,115,000
	10.	Shared Dispositive Power	375,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	4,490,000
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.		Percent of Class Represented by Amount in Row (11)	6.1%
14.		Type of Reporting Person (See Instructions)	IN

Item 1. Security and Issuer

Title of Class of Equity Securities: Common Stock, $.001 par value

Address of Issuer:    2038 Corte Del Nogal, Suite 110, Carlsbad, CA 92011

Item 2. Identity and Background

(a) Mark L. Baum, Esq.

(b) 2038 Corte Del Nogal, Suite 110, Carlsbad, CA 92011

(c) General Counsel, Quest Oil Corporation, 2038 Corte Del Nogal, Suite 110, Carlsbad, CA 92011

(d) Reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Reporting person has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) USA

Item 3. Source and Amount of Funds or Other Consideration

On April 24, 2006, the Board of Directors of Quest Oil Corporation, a Nevada Corporation, approved an employment contract with Mr. Mark L. Baum, Esq. to serve as general counsel for the company. Pursuant to the agreement, Mr. Baum was issued 4,000,000 “cashless” common stock purchase warrants. The warrants are exercisable for a term of 5 years at an exercise price equal to 110% of the closing market price as of April 24, 2006 and vest at a rate of 2,000,000 shares upon execution of the Agreement and 500,000 shares every 90 days thereafter. This Schedule 13D assumes the full issuances of the 4,000,000 warrants under Mr. Baum’s employment agreement.

On April 24, the Quest Oil Corporation Board of Directors voted in approval of issuing 150,000 shares of the corporation’s common stock to Mr. Baum for past legal services rendered to the company.

The above referenced shares are in addition to 40,000 shares previously held by Mr. Baum and 375,000 shares previously held by Business Consulting Group Unlimited, Inc. of which Mr. Baum is a principal.

Item 4. Purpose of Transaction

See Item 3 above.

(a) Not Applicable.

(b)  Not Applicable.

(c)  Not Applicable.

(d) Not Applicable.

(e)  Not Applicable.

(f)  Not Applicable.

(g)  Not Applicable.

(h) Not Applicable.

(i) Not Applicable.

(j) Not Applicable.

Item 5. Interest in Securities of the Issuer

1. (a) The aggregate number of shares of common stock to which this Schedule 13D relates is 4,490,000 shares, representing 6.1% of the 72,921,266 shares of Quest Oil Corporation’s common stock outstanding as of August 24, 2006.

(b) Mr. Baum has sole voting and dispositive power over 4,115,000 shares of Quest Oil Corporation common stock which he owns solely in his name. Mr. Baum has shared voting and dispositive power over 375,000 shares of Quest Oil Corporation common stock held by Business Consulting Group Unlimited, Inc., of which he is a principal.

(c) See Item 3, above.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 3, above.

Item 7. Material to Be Filed as Exhibits

Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 28, 2006      /s/ Mark L. Baum, Esq.
_______________________________
Mark L. Baum, Esq.

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